EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”),

To:          The Tel Aviv Stock Exchange
The Israeli Securities Authority

Supplementary report - network sharing agreement

Further to the Company's immediate reports of December 4, 2013 and December 10, 2013, regarding the activities of the subsidiary, Pelephone Communications Ltd. ("Pelephone"), in connection with the establishment and operation of a fourth generation radio network (LTE) and, as part of such framework, inter alia, Pelephone's execution of a network sharing agreement with Cellcom Israel Ltd. and Golan Telecom Ltd. (the "Sharing Agreement"), the Company hereby provides an update that on May 15, 2014, the Company was notified by Pelephone of the publication of a paper by the Ministry of Communications on "policy for sharing the broadband access network of a holder of a general license for the provision of mobile radio-telephone services" (the "Policy Paper").

From Pelephone's initial review of the Policy Paper, it emerges that the Sharing Agreement apparently does not comply with the threshold terms included therein.

Pelephone is evaluating alternatives to the network sharing format that would comply with the terms of the Policy Paper and Pelephone's communications with the Ministry of Communications and the Antitrust Commissioner in recent months on network sharing issues.

The above information constitutes a translation of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.